EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Osmotica Pharmaceuticals plc for the registration of 6,148,832 of its ordinary shares and to the incorporation by reference therein of our report dated March 30, 2021 (except for Note 3, as to which the date is September 8, 2021, and except for the effects of the discontinued operations described in Note 4, as to which the date is September 8, 2021), with respect to the consolidated financial statements of Osmotica Pharmaceuticals plc for the years ended December 31, 2020 and 2019 included in its Current Report (Form 8-K) filed with the Securities and Exchange Commission on September 8, 2021.

/s/Ernst & Young LLP

Iselin, New Jersey

October 27, 2021